SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F      ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐      No       ☒

01

Trading update

Lisbon, Portugal, 25 July 2011

Following the acquisition of PT’s investment in Brasilcel by Telefónica on 27 September 2010, PT adjusted its financial statements for previous periods in order to recognise Vivo as a discontinued operation. This trading update, which is not a complete release of financial statements and therefore is unaudited, excludes the proportional consolidation of Oi and Contax. A complete and audited earnings release will be disclosed on 31 August 2011.

In 1H11, operating revenues excluding Oi and Contax amounted to Euro 1,744 million, down by 5.3% y.o.y, while EBITDA reached Euro 708 million, down by 5.3% y.o.y. EBITDA margin stood at 40.6%, flat y.o.y. Excluding Oi and Contax, capex decreased by 5.8% y.o.y to Euro 294 million, equivalent to 16.9% of revenues, and was primarily directed to the investment in the rollout of new technologies and services, namely the FTTH network and TV service and to investments in the swap of 2G equipment to LTE (4G) enabled equipment. In 1H11, EBITDA minus capex reached Euro 414 million (-4.9% y.o.y). Operating cash flow stood at Euro 410 million, up 164.7% y.o.y, on the back of improving revenues and EBITDA trends, downward pressure on capex following the completion of the network modernisation programme and tight management of working capital. Free cash flow, excluding the investment in Oi and Contax, reached Euro 486 million, up from Euro 31 million in 1H10. As at 30 June 2011, net debt excluding the proportional consolidation of Oi and Contax and adjusted for the receivable from Telefónica and for the tax effect related to the transfer of the regulated pension plans to the Portuguese state, amounted to Euro 4,269 million, including the Euro 1,139 million dividend payment. In 1H11, cost of net debt stood at 1.66%. Excluding the interest on certain cash deposits in Brazilian reais, related to the acquisition of Oi, cost of net debt stood at 3.51% in 1H11. The liquidity position, including cash, underwritten commercial paper, standby lines and the receivable from Telefónica in connection to its acquisition of PT’s investment in Vivo, stood at Euro 5,372 million, as at 30 June 2011.

Table 1 _ Financial highlights (1)							Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Operating revenues	872.6	933.5	(6.5)%		1,743.7	1,840.4	(5.3)%
Operating costs (2)	521.9	563.3	(7.3)%		1,035.6	1,093.0	(5.3)%
EBITDA (3)	350.7	370.3	(5.3)%		708.1	747.3	(5.3)%
Capex	172.0	149.1	15.3%		294.2	312.1	(5.8)%
Capex as % of revenues (%)	19.7	16.0	3.7	pp	16.9	17.0	(0.1	)pp
EBITDA minus Capex	178.7	221.1	(19.2)%		413.9	435.2	(4.9)%
Operating cash flow	111.9	132.8	(15.7)%		410.1	154.9	164.7%
Free cash flow (4)	27.6	27.1	1.9%		485.6	30.6	n.m.
Net debt (5)	4,269.0	5,373.3	(20.6)%		4,269.0	5,373.3	(20.6)%
EBITDA margin (%) (6)	40.2	39.7	0.5	pp	40.6	40.6	0.0	pp
Net debt / EBITDA (x) (5)	3.0	3.6	(0.6	)x	3.0	3.6	(0.6	)x

(1) 2010 figures were adjusted in order to recognise Vivo business line as a discontinued operation, 2011 figures do not include the proportional consolidation of Oi and Contax and these figures are unaudited. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Free cash flow from the international assets was considered on a dividend basis. (5) Adjusted for Euro 2 billion Telefónica receivable and tax credit on pension fund transfer to be comparable to 2010 figures. (6) EBITDA margin = EBITDA / operating revenues.

02

Operational review

Portuguese Businesses

Revenues from Portuguese businesses, which include wireline and TMN, decreased by 7.5% y.o.y in 2Q11. In the wireline segment, retail revenues increased by 0.9% y.o.y in 2Q11 underpinned by the performance of the residential segment (+6.3% y.o.y in 2Q11), which benefited from the solid and steady growth of Meo’s double-play and triple-play offers. Wireline revenues, adjusting for a contract with public administration related to the provision of broadband in schools (Euro 11 million) and for the decline in the directories business (Euro 5 million), declined by 1.1% y.o.y in the quarter impacted primarily by lower wholesale revenues (Euro 7 million), which reflected the Euro 2 million reduction in ULL and DSL wholesale revenues. Revenue performance at TMN was impacted by: (1) lower customer revenues (Euro 23 million), as a result of the economic conditions, including the 3pp y.o.y increase in VAT and increased popularity of tribal plans, namely those without a monthly fee and only with mandatory top-up obligations; (2) lower interconnection revenues (Euro 11 million), mainly due to lower MTRs, and (3) lower equipment sales (Euro 2 million). TMN revenues in the quarter registered a marked improvement: -10.7% y.o.y in 2Q11, which compares to -12.4% in 1Q11. In 1H11, non-voice revenues in Portugal represented 46.0% of services revenues, having grown 4.0pp y.o.y. This positive evolution of PT’s revenue mix is making performance more resilient and predictable and was achieved on the back of increased penetration of data and video services accross all segments, following the significant investments in the fibre rollout and leading-edge technology.

Table 2 _ Portuguese operations income statement (1) (2)						Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Operating revenues	738.5	798.0	(7.5)%		1,473.5	1,595.2	(7.6)%
Wireline	461.2	482.8	(4.5)%		917.4	971.0	(5.5)%
Mobile • TMN	306.7	343.6	(10.7)%		609.7	689.5	(11.6)%
Other and eliminations	(29.4)	(28.4)	3.5%		(53.6)	(65.3)	(17.9)%
EBITDA (3)	332.3	347.3	(4.3)%		662.9	698.8	(5.1)%
Post retirement benefits	12.8	17.8	(28.4)%		24.8	35.6	(30.4)%
Depreciation and amortisation	180.3	162.2	11.1%		359.4	321.9	11.6%
Income from operations (4)	139.2	167.2	(16.7)%		278.7	341.2	(18.3)%
EBITDA margin	45.0%	43.5%	1.5	pp	45.0%	43.8%	1.2	pp

(1) Unaudited figures. (2) Operations in Portugal include the wireline segment, TMN, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

In 2Q11, EBITDA from Portuguese businesses declined by 4.3% y.o.y to Euro 332 million. EBITDA margin increased by 1.5pp y.o.y to 45.0%. Operating costs excluding PRBs and D&A in Portugal declined by 9.9% y.o.y reflecting: (1) pay-TV reaching critical mass, which leads to lower programming costs per customer in the wireline segment; (2) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs; (3) the implementation of transformation initiatives, namely in customer care and field force, benefiting from fixed-mobile integration, and (4) additional measures undertaken in anticipation of weaker macro fundamentals, reflecting PT’s strong cost focus. In 2Q11, EBITDA in the wireline business increased by 1.1% y.o.y, the best performance in the last nineteen quarters, benefiting from the pay-TV customer base having reached critical mass and thus confirming the success of Meo as the key driver of the turnaround in the wireline business. This solid EBITDA performance in the wireline business was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which declined by Euro 5 million and by Euro 1 million, respectively. EBITDA at TMN declined by 10.7% y.o.y. EBITDA margin was flat y.o.y at 46.9%.

Wireline

In 2Q11, retail net additions reached 54 thousand, as a result of the growth of the pay-TV service, which accounted for 44 thousand net additions, bringing the total pay-TV customers to 919 thousand (up by 30.9% y.o.y). Fixed broadband net additions in the quarter stood at 21 thousand, with fixed broadband customer base growing by 11.5% y.o.y. Traffic generating lines declined only by 4 thousand in 2Q11, also reflecting the positive impact of the triple-play offers. Net disconnections of voice lines were 11 thousand, including 7 thousand net disconnections of carrier pre-selection lines, which now account for only 79 thousand lines (3.0% of total PSTN/ISDN lines).

Table 3 _ Wireline operating data

	2Q11	2Q10	y.o.y	1H11	1H10	y.o.y
Main accesses (‘000)	4,963	4,734	4.8%	4,963	4,734	4.8%
Retail accesses	4,632	4,345	6.6%	4,632	4,345	6.6%
PSTN/ISDN	2,672	2,710	(1.4)%	2,672	2,710	(1.4)%
Traffic-generating lines	2,593	2,599	(0.2)%	2,593	2,599	(0.2)%
Carrier pre-selection	79	111	(28.3)%	79	111	(28.3)%
Fixed broadband retail	1,040	933	11.5%	1,040	933	11.5%
Pay-TV customers	919	702	30.9%	919	702	30.9%
Wholesale accesses	331	389	(14.8)%	331	389	(14.8)%
Unbundled local loops	220	273	(19.3)%	220	273	(19.3)%
Wholesale line rental	60	64	(5.0)%	60	64	(5.0)%
Fixed broadband wholesale	51	53	(3.3)%	51	53	(3.3)%
Net additions (‘000)	42	60	(30.8)%	81	147	(44.9)%
Retail accesses	54	66	(19.0)%	105	156	(32.3)%
PSTN/ISDN	(11)	(22)	51.3%	(23)	(36)	36.7%
Traffic-generating lines	(4)	(11)	67.2%	(7)	(13)	45.6%
Carrier pre-selection	(7)	(11)	34.9%	(16)	(23)	31.5%
Fixed broadband retail	21	32	(34.5)%	39	71	(44.7)%
Pay-TV customers	44	57	(23.0)%	89	122	(26.4)%
Wholesale accesses	(12)	(6)	(98.9)%	(24)	(9)	(179.9)%
Unbundled local loops	(10)	(6)	(81.8)%	(22)	(8)	(180.9)%
Wholesale line rental	(1)	(0)	(216.6)%	(2)	0	n.m.
Fixed broadband wholesale	(0)	0	(285.6)%	(1)	(1)	8.2%
Retail RGU per access (1)	1.73	1.60	8.1%	1.73	1.60	8.1%
ARPU (Euro)	29.9	30.1	(0.8)%	30.1	30.2	(0.3)%
Total traffic (million minutes)	2,619	2,730	(4.1)%	5,257	5,454	(3.6)%
Employees	6,302	6,574	(4.1)%	6,302	6,574	(4.1)%

(1) Retail accesses per PSTN/ISDN line.

Pay-TV customer penetration stood at 35.5% of traffic generating lines (+8.4pp y.o.y) and 88.4% of the fixed broadband customer base (+13.1pp y.o.y), a solid performance considering that the pay-TV service was launched, on a nationwide basis, only in April 2008. As a result, pay-TV and fixed broadband services already represent 42.3% (+4.7pp y.o.y) of total retail accesses, thus further reinforcing the migration of PT’s wireline business model from a single-play operator to a triple-play operator. The pay-TV success continues to be underpinned by a solid performance in the residential segment.

During 1H11, PT continued to market its fibre service, which is increasingly supporting wireline performance, particularly in the high ARPU urban and also more competitive areas. Fibre customers stood at 173 thousand at the end of June 2011, already representing a 22.3% penetration over average FTTH households available for commercial sales.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV, double-play and triple-play offers and stood at 1.73 in 2Q11 (+8.1% y.o.y), as compared to 1.71 in 1Q11 and 1.60 in 2Q10.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, declined by 19 thousand in 2Q11, including a decrease in unbundled local loop lines (-10 thousand) and in carrier pre-selection (-7 thousand).

During 1H11, PT launched new features and commercial offers aimed at further strengthening and differentiating its value proposition to all its customer segments, leveraging on the convergence of the TV, PC and mobile phone. In terms of services, PT continues to make available convergent offers that include fixed and mobile voice, fixed and mobile broadband and that may also bundle a laptop or smartphone to various customer segments. Additionally, PT also developed convergent applications for TMN, Sapo and Meo customers, including Meo Mobile, which offers 40 TV channels and remote home recording via the mobile phone, and Music Box, which offers unlimited mobile, PC and TV access to over four million songs. Moreover, PT launched this quarter a specific campaign, using both Meo and TMN’s brand that offers a double loyalty programme for Meo and TMN customers. For new Meo subscriptions, TMN customers get a bonus of Euro 5 for a six month period following the installation of Meo. Other convergent services, like Meo Jogos, a platform for games on demand through the PC, continues to be available for Meo customers. Finally, Meo online is a convergent value added service that allow customers to access live TV channels, the VoD catalogue for movie rentals and Meo’s programming grid through the PC. PT’s web portal, Sapo, continued to be an important lever to develop, in close collaboration with Meo and TMN, differentiated and convergent applications and services for the residential and personal customer segments. These apps and services are available on various platforms and devices, including Android, iPhone and iPad and on PT’s TV platform.

In the SME segment, PT makes available, through the Office Box brand, convergent and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. In the corporate segments, PT continued to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-to-machine solutions. These offers leverage on PT’s investment in FTTH and cloud computing solutions, which allow the offering of cloud-based services in partnership with software and hardware vendors.

In 2Q11, wireline operating revenues decreased by 4.5% y.o.y (Euro 22 million) to Euro 461 million. Adjusting for a contract with the public administration related to the provision of broadband in schools (Euro 11 million) and for the decline in the directories business (Euro 5 million), wireline revenues would have declined by 1.1% y.o.y in the quarter impacted primarily by lower wholesale revenues (Euro 7 million). The revenue trend in the wireline business shows a clear sequencial improvement as revenues in 1Q11, adjusted for the effects referred to above, declined by 4.8% y.o.y. In 1H11, wireline revenues would have declined by 2.8% y.o.y, also adjusted for these effects.

In the quarter, retail revenues increased by 0.9% y.o.y to Euro 243 million, underpinned by the continued strong performance of Meo triple-play offers (voice, data and pay-TV) and thus further consolidating the turnaround of the wireline business. This performance of retail revenues was achieved against a backdrop of continued growth in pay-TV (+44 thousand net additions in the quarter), fixed broadband (+21 thousand net adds) and resilience of traffic generating lines. Moreover, PT’s attractive and differentiated triple-play and double-play services are mitigating the decline in international traffic revenues, against a backdrop of aggressive competition, and in fixed to mobile revenues, as voice traffic is becoming more on net. As a result of this solid performance of Meo, the residential segment grew its retail revenues by 6.3% y.o.y in 2Q11, reflecting the benefits of the transformation of PT’s residential offering model from a single-play to a triple-play.

Wholesale revenues decreased by 5.5% y.o.y in 2Q11 to Euro 115 million, impacted by the decrease in traffic revenues (-5.5% y.o.y), leased lines revenues (-1.8% y.o.y) and other. This performance is primarily due to the decline in ULL, wholesale line rental and wholesale ADSL revenues in the quarter (Euro 2 million), explained by network investments from other operators.

Revenues from data and corporate services decreased by 9.4% y.o.y in 2Q11, mainly as a result of the reduction in some structural projects related to the public administration (Euro 9 million), mostly related to installation of equipment and services. Excluding this effect, revenues from data and corporate would have increased by 1.9% y.o.y, with increasing revenues from network management, outsourcing and IT (+22.5% y.o.y).

Table 4 _ Wireline income statement (1)(2)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Operating revenues	461.2	482.8	(4.5)%		917.4	971.0	(5.5)%
Retail	242.7	240.5	0.9%		488.5	484.1	0.9%
Wholesale	115.1	121.7	(5.5)%		224.7	241.4	(6.9)%
Data & corporate	68.0	75.1	(9.4)%		135.7	152.3	(10.9)%
Other wireline revenues	35.4	45.5	(22.2)%		68.5	93.1	(26.5)%
Operating costs (3)	271.4	295.1	(8.0)%		539.5	594.7	(9.3)%
Wages and salaries	51.7	55.5	(6.9)%		103.3	113.9	(9.3)%
Direct costs	96.1	113.9	(15.7)%		198.3	220.5	(10.0)%
Commercial costs	29.2	32.4	(9.9)%		51.7	60.4	(14.5)%
Other operating costs	94.5	93.2	1.3%		186.2	199.9	(6.9)%
EBITDA (4)	189.8	187.7	1.1%		377.9	376.3	0.4%
Post retirement benefits	12.7	17.8	(28.5)%		24.7	35.6	(30.5)%
Depreciation and amortisation	126.5	110.1	15.0%		250.3	216.0	15.9%
Income from operations (5)	50.5	59.9	(15.6)%		102.8	124.7	(17.6)%
EBITDA margin	41.1%	38.9%	2.3	pp	41.2%	38.8%	2.4	pp
Capex	111.6	99.7	12.0%		194.0	212.1	(8.5)%
Capex as % of revenues	24.2%	20.6%	3.6	pp	21.2%	21.8%	(0.7	)pp
EBITDA minus Capex	78.2	88.1	(11.3)%		183.8	164.2	11.9%

(1) Unaudited figures. (2) Includes intragroup transactions. (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Other revenues decreased by 22.2% y.o.y in 2Q11 (Euro 10 million), mainly as a result of the 31.5% y.o.y decline in directories (Euro 5 million), reflecting the secular negative trend of the directories business, and 19.8% decline in equipment sales (Euro 2 million). This decline in equipment sales is due to the public administration project as referred to above (Euro 3 million).

In 1H11, wireline non-voice revenues represented 55.4% of the wireline’s service revenues, having grown 3.3pp y.o.y, against a backdrop of solid growth in pay-TV and continued investments in fibre and new technologies.

In 2Q11, EBITDA increased by 1.1% y.o.y to Euro 190 million, benefiting from focus on cost cutting and the pay-TV customer base reaching critical mass. This performance marked a robust and steady improvement (-0.2% y.o.y in 1Q11, -5.3% in 4Q10, -5.9% y.o.y in 3Q10, -6.4% y.o.y in 2Q10 and -9.4% in 1Q10). This represents the best performance in the last nineteen quarters, notwithstanding the investment in promoting pay-TV and triple-play offers, pricing pressure in the corporate and SME/SOHO segments and lower wholesale revenues. This solid EBITDA performance in the wireline segment was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which declined by Euro 5 million and Euro 1 million, respectively.

In 2Q11, operating expenses excluding D&A and PRBs decreased by 8.0% y.o.y (Euro 24 million). Programming costs per customer decreased (-19% y.o.y in 1H11). In 2Q11, support service costs decreased by 19.3% y.o.y to Euro 32 million, on the back of strong decrease in customer care costs, which benefited from the launch of a convergent award-winning selfcare plataform. This favourable performance is the result of the continued focus on improving business profitability and benefits of FTTH network rollout, which is more robust than legacy networks. In 2Q11, wages and salaries decreased by 6.9% y.o.y to Euro 52 million. Commercial costs, which declined by 9.9% y.o.y to Euro 29 million, reflected the decrease in marketing and publicity and the strict cost discipline in commissions. Other operating expenses,  which increased by 1.3% y.o.y to Euro 94 million, were impacted by difficult whether conditions, which tend to be less severe in the second quarter of the year. EBITDA margin, which stood at 41.1% in 2Q11, increased by 2.3pp y.o.y, clearly confirming steady improvements in the historical trend following the launch of triple-play offers and pay-TV and continued focus on cost control.

Capex increased from Euro 100 million in 2Q10 to Euro 112 million in 2Q11 (+12.0% y.o.y), explained by the continued efforts in the rollout of future proof technologies, namely FTTH and also by the continued investments in the modernisation of IT platforms and servers and in storage capacity and backup. Customer capex in the wireline segment declined by 23% y.o.y in 2Q11, as a result of: (1) less set-top boxes per fibre TV customer as compared to ADSL customers; (2) declining set-top boxes unit costs, optical network terminators and home gateways, and (3) higher refurbishment rates of set-top boxes.

In 1H11, EBITDA minus Capex increased by 11.9% y.o.y to Euro 184 million, reflecting a clear improvement in revenue and EBITDA trends and the strong focus on cash flow generation.

Mobile

In 2Q11, TMN’s total customers increased by 0.9% y.o.y to 7,334 thousand, underpinned by wireless broadband customers, with quarterly net additions of 14 thousand for postpaid customers and net losses of 94 thousand for prepaid customers. Notwithstanding the popularity of tribal plans in previous quarters, the new pricing plans launched in the personal segment, branded as “e nunca mais acaba” and “TMN unlimited” continue gaining momentum. In 2Q11, postpaid customers increased by 3.3% y.o.y and accounted for 31.6% of total customer base (+0.7pp y.o.y). The growth of postpaid customers was also achieved as a result of a continued penetration of wireless broadband.

Table 5 _ Mobile operating data (1)

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Customers (‘000)	7,334	7,269	0.9%		7,334	7,269	0.9%
Net additions (‘000)	(80)	5	n.m.		(85)	16	n.m.
Total traffic (million minutes)	2,633	2,625	0.3%		5,221	5,133	1.7%
MOU (minutes)	119	121	(1.2)%		118	118	0.2%
ARPU (Euro)	12.9	14.6	(11.9)%		12.8	14.7	(12.8)%
Customer	11.5	12.7	(9.5)%		11.4	12.7	(10.3)%
Interconnection	1.1	1.7	(31.3)%		1.2	1.7	(30.6)%
Data as % of service revenues (%)	27.8	25.0	2.7	pp	27.3	24.2	3.2	pp
SARC (Euro)	33.2	29.1	14.0%		33.1	27.8	18.8%
Employees	1,042	1,016	2.6%		1,042	1,016	2.6%

(1) Includes MVNO subscribers.

In 2Q11, customer ARPU at TMN stood at Euro 11.5 (-9.5% y.o.y) mainly as a result of: (1) increased penetration of voice and data services in lower segments of the market; (2) increased popularity of tribal plans targeted at the youth segment, which reflect increased competition in the market, particularly in 2H10, and (3) pressure in postpaid voice services. Interconnection ARPU declined by 31.3% y.o.y, with termination rates declining sequentially by Euro 0.45 cents to Euro 4.0 cents as of 24 May 2011, as a result of the glide path defined by ANACOM, the Portuguese telecom regulator. As a result, TMN’s ARPU stood at Euro 12.9 in 2Q11 (-11.9% y.o.y).

During the quarter, TMN continued to market its new tariff plans, “e nunca mais acaba” targeted to prepaid customers and “unlimited” targeted to postpaid customers, which are aimed at simplifying its offer structure and enhancing perceived quality of TMN’s service offering, whilst simultaneously promoting the take up of data in a voice bundle. With retail prices that range between Euro 10 and Euro 25 for “e nunca mais acaba” and between Euro 15 and Euro 100 for “unlimited”, these plans continued to gain commercial traction during the quarter. Moreover, customers that migrate to these tariff plans show a positive ARPU impact, which reflects increased voice and data usage. This success is also reflected as 16% of these customers are migrations from tribal plans. The positive performance of “unlimited” tariff plans is underpinning data performance, proved by the 2.7pp y.o.y increase in the weight of data in service revenues to 27.8% in 2Q11.

In 2Q11, TMN’s operating revenues amounted to Euro 307 million, a decrease of 10.7% y.o.y (Euro 37 million), mainly due to: (1) the Euro 11 million decline in interconnection revenues, driven by the Euro 8 million negative impact of lower MTRs; (2) the Euro 23 million decline in customer revenues, reflecting mainly the VAT increase by 3pp y.o.y and increased penetration of tribal plans, namely those that do not have a monthly fee but only mandatory top-up obligations, and (3) the 10.8% y.o.y decline in equipment sales (Euro 2 million).

Customer revenues improved sequentially, as in 2Q11 the decline was 8.2%, against 9.7% in 1Q11 and 10.2% in 4Q10. This recovery was achieved on the back of the increased commercial focus of TMN, following the launch of the “e nunca mais acaba” tariff plans in January 2011. Data revenues increased by 7.6% y.o.y in 2Q11, explained by the solid performance of data packages “internotelemovel”, which continued to show strong growth, as a result of the commercial success of “e nunca mais acaba” and increased penetration of smartphones. Revenues related to these packages grew by 84.5% y.o.y. In 2Q11, SMS and data revenues accounted for 27.8% of service revenues (+2.7pp y.o.y). It is worth highlighting that, notwithstanding the decline in revenues from equipment sales in the quarter as a result of lower average equipment prices, unitary handset sales were flat y.o.y with smartphones increasing their weight during the quarter.

Table 6 _ Mobile income statement (1) (2)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Operating revenues	306.7	343.6	(10.7)%		609.7	689.5	(11.6)%
Services rendered	284.1	318.0	(10.7)%		565.6	638.8	(11.5)%
Customer	253.4	275.9	(8.2)%		505.3	555.1	(9.0)%
Interconnection	25.4	36.4	(30.3)%		52.0	73.8	(29.6)%
Roamers	5.3	5.7	(6.0)%		8.3	9.9	(16.7)%
Sales	20.7	23.2	(10.8)%		38.3	46.1	(16.9)%
Other operating revenues	1.9	2.4	(20.7)%		5.8	4.6	26.4%
Operating costs (3)	162.8	182.5	(10.8)%		321.8	364.3	(11.7)%
Wages and salaries	11.4	11.8	(3.9)%		22.7	23.7	(4.0)%
Direct costs	54.7	62.8	(12.9)%		105.4	124.6	(15.4)%
Commercial costs	50.9	47.8	6.5%		96.6	94.0	2.7%
Other operating costs	45.8	60.2	(23.8)%		97.0	122.0	(20.5)%
EBITDA (4)	143.9	161.1	(10.7)%		287.9	325.2	(11.5)%
Depreciation and amortisation	51.2	49.5	3.5%		104.0	100.9	3.1%
Income from operations (5)	92.7	111.6	(17.0)%		183.9	224.3	(18.0)%
EBITDA margin	46.9%	46.9%	0.0	pp	47.2%	47.2%	0.1	pp
Capex	37.9	29.1	30.3%		56.8	52.6	8.1%
Capex as % of revenues	12.4%	8.5%	3.9	pp	9.3%	7.6%	1.7	pp
EBITDA minus Capex	106.0	132.0	(19.7)%		231.1	272.6	(15.2)%

(1) Unaudited figures. (2) Includes intragroup transactions. (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

During the quarter, TMN continued to focus on strict cost control. In 2Q11, EBITDA stood at Euro 144 million (-10.7% y.o.y) declining by Euro 17 million, against a revenue decline of Euro 37 million and the decline of Euro 26 million in net service revenues  (service revenues minus direct costs). This performance is the result of cost cutting at TMN as other operating expenses declined by 23.8% y.o.y, reflecting strict cost discipline in customer care, network maintenance and general and administrative costs. In 2Q11, EBITDA margin stood at 46.9%, remaining flat when compared to 2Q10. Operating expenses, excluding D&A, decreased by 10.8% y.o.y in 2Q11 to Euro 163 million, as a result of operational and cost discipline: (1) lower direct costs (-12.9% y.o.y to Euro 55 million), due to lower MTRs and a higher proportion of on-net traffic, notwithstanding higher capacity costs, which are associated with the provision of data services and growth in voice traffic, and (2) lower other operating costs (-23.8% y.o.y). Other operating expenses benefited from lower maintenance and repairs, which result from an integrated and more efficient management of fixed and mobile networks, the optimisation in customer care and additional reductions in general and administrative costs. Commercial costs increased by 6.5% y.o.y, to Euro 51 million, due to the increase in comissions and marketing and publicity due to the investment in marketing of new tariff plans “e nunca mais acaba” and “all net unlimited” and strong competition in certain market segments. Wages and salaries decreased by 3.9% y.o.y due to recurrent internal restructurings.

Capex increased by 30.3% y.o.y in 2Q11 to Euro 38 million, equivalent to 12.4% of revenues (+3.9pp y.o.y). The increase in TMN’s capex is primarily explained by investments in the swap of TMN’s 2G equipment to LTE (4G) enabled equipment and investments in capacity of existing 3G and 3.5G networks, namely in urban areas.  As a reflection of these investments, TMN’s infrastructure capex was up 112% y.o.y. Additionally, TMN has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. As a result, the most recent study issued by Anacom, the Portuguese telecom regulator, recognised TMN as the Portuguese mobile operator with the best 2G and 3G coverage, both in the urban areas and in the main motorways and roads, for mobile broadband services.

As a result of the strict focus on cash flow generation, profitability and cost cutting, EBITDA minus capex at TMN stood at Euro 106 million in 2Q11.

International Businesses

In 1H11, international assets, on a pro-forma basis, increased their proportional revenues by 14.8% y.o.y to Euro 327 million, while EBITDA decreased by 4.0% y.o.y to Euro 103 million, mainly due to a non recurrent adjustment in PT’s contact centre in Brazil and devaluation of currencies.

Table 7 _ Proportional income statement of international assets (1)	Euro million

	2Q11	2Q10	y.o.y		1H11	1H10	y.o.y
Operating revenues	163.3	155.7	4.9%		326.5	284.5	14.8%
EBITDA (2)	49.7	56.0	(11.3)%		102.5	106.8	(4.0)%
Depreciation and amortisation	14.7	14.3	2.8%		30.1	26.9	11.7%
Income from operations (3)	35.0	41.7	(16.1)%		72.5	79.8	(9.2)%
EBITDA margin	30.4%	36.0%	(5.5	)pp	31.4%	37.5%	(6.1	)pp

(1) Unaudited figures. Pro-forma consolidation of international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Table 8 _ Highlights of main assets in Africa and Asia (1H11) (1)	Million (financials)

	Stake	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel, Angola (2) (4)	25.00%	828	15.5%	460	6.5%	55.6%	590	328
MTC, Namibia (3) (4)	34.00%	728	4.7%	385	3.3%	52.9%	75	40
CVT, Cape Verde (3) (4)	40.00%	4,207	5.9%	2,099	5.2%	49.9%	38	19
CTM, Macao (2)	28.00%	1,951	47.2%	680	16.0%	34.9%	174	61
CST, S.Tomé & Principe (3) (4)	51.00%	157,890	7.8%	41,071	1.4%	26.0%	6	2
Timor Telecom, East Timor (3)	41.12%	31	19.2%	17	16.6%	54.1%	22	12

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 1H11, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 18.2% and by 9.8% y.o.y, respectively, and, in USD, increased by 15.5% and by 6.5% y.o.y, to USD 827.6 million and USD 460.3 million. In 1H11, Unitel continued its expansion both in Luanda and other regions in the country and launched several campaigns to promote voice and data usage and roaming.

In 1H11, MTC’s revenues and EBITDA increased by 4.7% and 3.3% y.o.y, reaching NAD 727.8 million and NAD 385.1 million, respectively. This revenue performance was achieved against a backdrop of a significant decline in MTRs and heavy promotions with traffic bonus to reinforce further MTC’s competitive position. Excluding the impact of lower MTRs (average tariff down 45.2% y.o.y), revenues and EBITDA would have increased by 6.9% and 6.0%, respectively. In 1H11, EBITDA margin stood at 52.9%. Data revenues accounted for 22.0% of service revenues. In 1H11, MTC focused its marketing efforts and commercial activity on: (1) launching BlackBerry solutions for postpaid and prepaid offers, thus further enhancing its smartphone offering; (2) campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman, with download speeds of up to 7.2 Mbps.

In 1H11, CVT’s revenues increased by 5.9% y.o.y to CVE 4,206.9 million, while EBITDA increased by 5.2% y.o.y to CVE 2,099.3 million. EBITDA margin stood at 49.9%. In 1H11, mobile revenues were positively impacted by the growth of retail and roaming revenues while wireline revenues were positively impacted by the broadband growth. In 1H11, CVT launched: (1) new commercial offers for corporate segment, under the new brand CVT Negócios; (2) several campaigns to stimulate SMS usage, and (3) new TV channels to strengthen further IPTV market momentum. Broadband and IPTV customers increased significantly, representing 25.1% and 11.1% of the wireline customer base, respectively.

In 1H11, CST’s revenues increased by 7.8% y.o.y to STD 157,890 million and EBITDA increased by 1.4% y.o.y to STD 41,070.5 million. EBITDA margin was 26.0%. EBITDA performance was negatively impacted by a new tax on foreign suppliers and an increase in commercial costs. Excluding the tax impact, EBITDA would have increased by 7.2% y.o.y. In 1H11, São Tomé e Príncipe reached more than 65% of penetration of mobile services.

In 1H11, CTM’s revenues and EBITDA increased by 47.2% y.o.y and by 16.0% y.o.y, to MOP 1,951.0 million and MOP 680.3 million, respectively. EBITDA margin stood at 34.9%. Revenue growth was driven by an increase in equipment sales and telecom services to corporate customers. Mobile service revenues increased by 13.3% driven by the growth in data and roaming revenues. Data revenues represented 19.8% of mobile service revenues. In 1H11, CTM launched several marketing campaigns aimed at increasing smartphones and wireless broadband penetration.

In 1H11, Timor Telecom’s revenues and EBITDA increased by 19.2% y.o.y and by 16.6% y.o.y, to USD 31.1 million and USD 16.8 million, respectively, mainly as a result of the strong increase in customer base. At the end of the half, Timor Telecom had 537 thousand mobile customers. EBITDA margin stood at at 54.1%. Data revenues accounted for 16.0% of mobile service revenues. In 1H11, Timor Telecom: (1) launched a marketing campaign aimed at celebrating the 500 thousand mobile customer mark; (2) improved further its commercial offer, with several voice and data stimulation campaigns, and (3) strengthened its distribution network.

03

Changes in Accounting Policies

Following the disposal of the investment in Brasilcel in September 2010 and in accordance with IFRS 5, VIVO business line was presented as a discontinued operation in 2010 income and cash flows statements.

Please see additional information in the notes on our financial statements as of 30 June 2011.

04

Glossary

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line,

through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.